Exhibit 99.1

ASX ANNOUNCEMENT

June 28, 2013

Genetic Technologies Executes

Settlement Agreement with Reproductive Genetics Institute, Inc.

In compliance with ASX Continuous Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report it has now executed a Settlement and Release Agreement with Reproductive Genetics Institute, Inc. of Chicago, Illinois, USA.

In late August 2012, GTG reported it had filed suit against Reproductive Genetics Institute, Inc. in the United States District Court for the Northern District of Illinois, Eastern Division under its Assertion program in USA.  Now that a final settlement has been reached with Reproductive Genetics Institute, the US attorneys acting for GTG will now dismiss this law suit.  The precise commercial terms of the Agreement are covered by formal confidentiality provisions and cannot be disclosed.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

VP, Global Licensing and Intellectual Property

Genetic Technologies Limited

Phone: +61 419 657 915

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.